Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filer: SanDisk Corporation

Commission File No.: 000-26734

Subject Company: SanDisk Corporation

The following materials were distributed to employees of SanDisk Corporation (“SanDisk”) on November 2, 2015.

Tom Baker Email to Employees

Subject:  Acquisition Benefits Update

We have some important updates on the benefits program in light of the recent acquisition announcement.

•                  The annual salary, bonus and stock compensation review called “Focal” will continue as planned in Q1 2016.

•                  SanDisk benefits will continue until the close of the acquisition. Enrollment for U.S. 2016 benefits is underway now—please note that all SanDisk US employees must sign up even if you plan to keep the same benefits.

•                  If there are any reductions in force, or your employment is otherwise terminated without cause, within the 18 month period after close, the SanDisk Severance Plan, any individual arrangement or an applicable SanDisk local practice, will be in effect.  We are also very pleased to share that Western Digital has agreed that, to the extent not already provided, the Plan, individual arrangement, or local practice, as applicable, will be enhanced to include one year of accelerated vesting on your unvested equity awards.  For those employees who have unvested equity, this is a significant enhancement, which has been put in place to strengthen the safety net should the circumstances arise.

Additional information is available in the employee FAQ posted on Sprocket.  We will continue to share other information as it becomes available.

Tom

WD ACQUISITION EMPLOYEE FAQ

Q              Why does this deal make sense for SanDisk?

•                  This combination maximizes value for stockholders, providing a substantial premium and value.

•                  Joining forces with Western Digital builds on our 27-year legacy of innovation to create enhanced opportunities for both companies.

•                  This combination will enhance our ability to serve the needs of our customers by offering the industry’s most complete storage portfolio across both HDD and NAND flash-based solutions to meet their rapidly-changing needs.

Q              Why decide to sell now?

•                  The Board, in consultation with outside financial and legal advisors, carefully evaluated the offer — including exploring and considering the possible alternatives — and determined it was in the best interest of shareholders.

•                  This combination maximizes value for stockholders, as the transaction provides a substantial premium and value.

•                  We believe the compelling premium is a testament to our 27 years of innovative leadership in flash storage and reflects the attractiveness of the excellent company we have built.

Q              How do you think the combination with Western Digital will impact our culture of innovation?

•                  Western Digital has a 45-year legacy of developing and manufacturing cutting-edge storage solutions.  Our portfolio of NAND flash-based solutions will be a very strong complement to their wider portfolio, and together we will be able to offer our customers a broader portfolio of products to meet all their storage needs.

•                  We are excited about the long-term prospects of the combined company and believe that our combined broad portfolio will address customer storage needs across HDD and NAND flash-based solutions, contributing towards finding the best solution for each application.

Q              What are the plans to integrate our two companies?  How will SanDisk fit into the existing structure of Western Digital?

•                  It is far too early to speculate exactly how our two companies will be combined.  An integration team, led by representatives from both companies, will be established to oversee and facilitate the integration process to ensure it is as well planned and smooth as possible.

Q              Will there be job eliminations as a result of this transaction?

•                  Again, it is too early to speculate on the specific ramifications that will result from combining our teams.  That said, some overlaps will certainly occur and there will likely be some job eliminations, although those decisions are a very long way off.  As indicated above, an integration team, led by representatives from both companies, will be established to oversee and facilitate the integration process to ensure it is well planned and smooth as possible.

•                  Importantly, Western Digital respects our culture and the work that we have all done to build SanDisk into the strong company it is today.  We believe that the combination will provide enhanced opportunities for employees of the combined company.

•                  Until the transaction closes, SanDisk and Western Digital will continue to operate as independent companies.  For now, it is business as usual, and we must stay focused on delivering industry-leading, innovative solutions to our customers.

•                  If your employment is involuntarily terminated without cause during the eighteen (18) month period following the closing of the transaction, the SanDisk Severance Plan, an individual severance arrangement you have with SanDisk or local SanDisk practices will apply.  In addition, to the extent not already provided, the SanDisk Severance Plan, individual arrangement or local practice, as applicable, will be enhanced to include one year of accelerated vesting of your unvested equity awards.

Q              Will Western Digital and SanDisk fit together culturally?

•                  We certainly think so — both companies share a heritage of innovation and an underlying commitment to delivering industry-leading solutions to customers.

Q              What will happen to Sanjay and the rest of the SanDisk management team?

•                  As announced earlier, Sanjay will be joining Western Digital’s Board of Directors after the close of the transaction.

•                  Until the transaction closes, SanDisk and Western Digital will continue to operate as independent companies.  Management structure decisions will be made as part of the integration process, but will not be effective until the transaction closes.

Q              Will I have to relocate to Southern California?

•                  Until the transaction closes, SanDisk and Western Digital will continue to operate as independent companies.

•                  An integration team, led by representatives from both companies, will be established to oversee and facilitate the integration process.  Determining office locations will be part of that process.

•                  It’s worth noting that Western Digital already has and intends to maintain a very large presence in the Bay area.

Q              As part of a larger company, won’t we lose our ability to remain nimble and agile?

•                  Joining forces with Western Digital will enable the combined company to offer a broader portfolio of industry-leading, innovative solutions to customers across end markets to meet their rapidly-changing needs.

•                  Keep in mind that both companies share a heritage of innovation and a commitment to delivering industry-leading solutions to customers.  That will not change.

Q              What are the benefits of this transaction for SanDisk employees?

•                  Western Digital respects the work that we have all done to build SanDisk into the strong company it is today.

•                  We believe that the combination will provide enhanced opportunities for all employees of the combined company as we better serve our customers with the industry’s most complete storage portfolio across both HDD and NAND flash-based solutions.

Q              How will my job change following the transaction close?

•                  Integration with Western Digital will not begin until after closing, which we expect in the third calendar quarter of 2016.  So at this point it is too soon to say.

•                  As already indicated, an integration team, led by representatives from both companies, will be established to oversee and facilitate the integration process, including workforce planning.

Q              Will we still have salary adjustments in Q1 2016?

•                  We will be proceeding with our Focal process with respect to salaries, equity awards and bonuses on our normal schedule in Q1 2016.

Q              What will happen to my SanDisk benefits?

•                  Until the transaction closes, SanDisk will continue to operate independently and SanDisk’s benefits and compensation programs will continue. You may continue to participate in SanDisk’s plans in accordance with their terms.

•                  Decisions on benefits after the close have not been made at this time.  The integration team, led by representatives from both companies, will be working on many topics, including the all benefits planning worldwide.

Q              Will the ESPP plans continue?

•                  Yes, the ESPP plans will continue until the close of the transaction.

•                  You will continue to be able to participate in the ESPPs in accordance with their terms. If the transaction closes in the middle of a purchase interval (as defined in the ESPPs), then the purchase date for the period will occur immediately prior to the closing of the transaction and the purchase price for a SanDisk share will be not less than 85% of the lower of (i) the price of a share of SanDisk stock on the date you entered the then-current offering period or (ii) the price of a share of SanDisk stock immediately prior to the closing of the transaction.  You will have the opportunity to terminate your purchase rights prior to the closing of the transaction and have your payroll deductions refunded to you.

Q              What will happen to my vested and unvested stock options and restricted stock units?

•                  As SanDisk and Western Digital will remain independent companies until after close, the SanDisk stock program will continue to operate as currently structured at this time.

•                  At close, both vested RSUs and vested options that are above the value of the merger consideration will be paid out (net of any exercise price for options and net of any applicable withholdings) and receive the merger consideration (which is a combination of cash and Western Digital common stock).

•                  At close, unvested RSUs and unvested options as well as vested options that are priced at or above the value of the merger consideration will be converted to Western Digital equity awards using a conversion ratio calculated based on the average trading prices of SanDisk and Western Digital shares during the days immediately prior to the closing.  The vesting schedules of the converted equity awards will remain the same.

•                  Post-close, when the converted RSUs vest or the converted options are exercised, they will be settled in Western Digital shares or the equivalent value in cash as of the time of vesting or option exercise, as applicable, and less any applicable exercise price and withholdings.

•                  Grants outside the US may be handled differently post-merger to address issues or concerns specific to that region or as required under local law.

Q              What is the consideration that stockholders will receive at the closing for each share of SanDisk common stock?

•                  In the merger, each issued and outstanding share of common stock of SanDisk will be converted into the right to receive the below consideration per share of SanDisk common stock, subject to reallocation as described further below (the ‘‘Per Share Merger Consideration’’):

•                  If the previously announced investment in Western Digital by a subsidiary of Unisplendour Corporation Ltd. (“Unis Investment”) closes prior to the effective time of the merger (the “Effective Time”):

•                  $85.10 per share in cash; and

•                  0.0176 shares of Western Digital’s common stock; or

•                  If the Unis Investment has not closed or has been terminated, prior to the Effective Time:

•                  $67.50 per share in cash; and

•                  0.2387 shares of Western Digital’s common stock.

•                  The above allocation between cash and shares of Western Digital’s common stock is subject to reallocation, at Western Digital’s election, if the amount of cash that SanDisk has available for use in the United States without payment of withholding or United States income taxes on the closing date of the merger falls short of a target cash amount of $4.049 billion, if the closing of the merger occurs before June 30, 2016, or $4.139 billion, if the closing occurs on or after June 30, 2016 (the “Closing Cash Shortfall’’).  If Western Digital so elects, the cash portion of the Per Share Merger Consideration will be reduced by the Closing Cash Shortfall, divided by the number of shares of SanDisk common stock outstanding as of the closing date of the merger (the ‘‘Per Share Cash Reduction Amount’’), and Western Digital’s common stock portion of the Per Share Merger Consideration will be correspondingly increased by a number of shares of Western Digital’s common stock equal to the Per Share Cash Reduction Amount divided by $79.5957.

Q              How will you keep us informed of updates regarding the transaction?

•                  We are committed to keeping you informed throughout this process

•                  The integration team will be working on an ongoing communication process.

Q              What should I do between now and the close?

•                  Until the transaction closes, SanDisk and Western Digital will continue to operate as entirely independent companies.  Integration with Western Digital will not begin until closing, which we expect in the third quarter of 2016.

•                  Until then, there will be very little that is different here at SanDisk.  It’s critical for us to demonstrate to our customers that we are wholly focused on delivering industry-leading, innovative solutions to our customers across end markets.

Q              Can I comment about this transaction on my personal social media accounts?

•                  The SanDisk social media policy permits only specified authorized persons to speak on behalf of SanDisk.

Q              What should I say if approached by someone in the media or investment community for comment?

•                  Please refer all media inquiries to Michael Diamond and all investor inquiries to Jay Iyer.

Q              How will this transaction impact our customer relationships?

•                  Until the transaction closes, SanDisk and Western Digital will continue to operate as entirely independent companies.  We must make every effort to serve our customers well and compete for the business.

•                  We anticipate that our combined broad portfolio after the closing across HDD and NAND flash-based solutions will ultimately help us better serve our customer needs, leading to stronger relationships.

•                  As part of the integration effort, a team of representatives from both companies will build a plan to ensure that we deliver excellent customer service after the close.

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based on SanDisk’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by SanDisk and Western Digital, all of which are subject to change.  Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words.  Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed merger and the expected date of closing of the merger.  These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed merger include, but are not limited to, the following factors: (1) the inability to complete the merger due to the failure to obtain stockholder approval for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; (2) uncertainties as to the timing of the consummation of the merger and the ability of each party to consummate the merger; (3) risks that the proposed merger disrupts the current plans and operations of Western Digital or SanDisk; (4) the ability of Western Digital and SanDisk to retain and hire key personnel; (5) competitive responses to the proposed merger; (6) unexpected costs, charges or expenses resulting from the merger; (7) the outcome of any legal proceedings that could be instituted against Western Digital, SanDisk or their respective directors related to the merger agreement; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; (9) the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; (10) delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the merger; and (11) legislative, regulatory and economic developments.  These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed merger.  The forward-looking statements in this document speak only as of this date. Neither SanDisk nor Western Digital undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SanDisk’s overall business, including those more fully described in SanDisk’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 28, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Western Digital’s overall business and financial condition, including those more fully described in Western Digital’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended July 3, 2015.  The forward-looking statements in this document speak only as of date of this document.  We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Western Digital will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of SanDisk and Western Digital.  Each of SanDisk and Western Digital will provide the joint proxy statement/prospectus to their respective stockholders.  SanDisk and Western Digital also plan to file other documents with the SEC regarding the proposed merger.  This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which SanDisk or Western Digital may file with the SEC in connection with the proposed merger.  INVESTORS AND SECURITY HOLDERS OF SANDISK AND WESTERN DIGITAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain copies of all documents filed with the SEC regarding this merger, free of charge, at the SEC’s website (www.sec.gov).  In addition, copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.  Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.westerndigital.com.

Participants in the Solicitation

SanDisk, Western Digital, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SanDisk and Western Digital stockholders in connection with the proposed merger.  You can find more detailed information about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015.  You can find more detailed information about Western Digital’s executive officers and directors in its definitive proxy statement filed with the SEC on September 23, 2015.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  Additional information about SanDisk’s executive officers and directors and Western Digital’s executive officers and directors can be found in the joint proxy statement/prospectus regarding the proposed merger when it is filed with the SEC.